Mail Stop 3561

March 7, 2007

Adelmo S. Lopez
Chief Executive Officer
Blair Corporation
220 Hickory Street
Warren, PA 16366

> **Re:** **Blair Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 8, 2007**
> **File No. 1-00878**

Dear Mr. Lopez:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. According to a Schedule 13D filed on January 25, 2007, Seymour Holtzman stated that he advised you that he would vote against the merger and that he may attempt to communicate with the board of directors and with shareholders regarding the proposed merger. Please expand your disclosure in an appropriate section to discuss Mr. Holtzman's intentions to communicate with the board and with shareholders. To the extent that communications have already taken place, please update your disclosure to describe those communications.

Representations and Warranties, page 27

2. We note your disclosure, "The representations and warranties of each party set forth in the merger agreement have been made <u>solely</u> for the benefit of the other party to the merger agreement." Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Philip G. Feigen, Esq.
        Patton Boggs LLP
        Fax: (202) 457-6315